Thrive Acquisition Corp.

275 Grove Street, Suite 2-400

Newton, MA 02466

October 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Collins

Re:	Thrive Acquisition Corp.
Registration Statement on Form S-1 File No. 333-259418

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thrive Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 20, 2021, or as soon thereafter as practicable, or at such other later time as the Company or its outside counsel, Katten Muchin Rosenman LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Vlad Bulkin of Katten Muchin Rosenman LLP at (202) 625-3838, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Benjamin Kao

Name: Benjamin Kao

Title: President